Filed Pursuant to Rule 433

Registration Statement Number 333-141899

November 18, 2008

Final Term Sheet

Issuer:	Westar Energy, Inc.

Issue of Securities:	First Mortgage Bonds, 8.625% Series due 2018

Ratings:	Moody’s: Baa2 (stable); S&P: BBB (stable); Fitch: BBB+ (stable)

Principal Amount:	$300,000,000

Maturity:	December 1, 2018

Coupon:	8.625%

Re-offer Yield:	8.750%

Public Offering Price:	99.174%

Interest Payment Dates:	Semi-annually on June 1 and December 1, beginning on June 1, 2009

Redemption:	At any time, at a discount rate of Treasury plus 50 basis points.

Bondable Property:	As of September 30, 2008, approximately $104,000,000 principal amount of additional first mortgage bonds could be issued under the most restrictive provisions of the company’s mortgage, taking into account the issuance of $300,000,000 of first mortgage bonds offered hereby.

Gross Spread:	0.650%

Net Proceeds:	Approximately $295,572,000 after deducting the underwriters’ discounts.

CUSIP Number:	95709TAG5

ISIN Number:	US95709TAG58

Format:	SEC Registered

Transaction Date:	November 18, 2008

Settlement Date:	November 25, 2008 (T+5)

Joint Book-Running Managers:	J.P. Morgan Securities Inc.	($105,000,000)
	Deutsche Bank Securities Inc.	($105,000,000)

Co-Managers:	Barclays Capital Inc.	($12,858,000)
	BNP Paribas Securities Corp.	($12,857,000)
	BNY Mellon Capital Markets, LLC	($12,857,000)
	Citigroup Global Markets Inc.	($12,857,000)
	Credit Suisse Securities (USA) LLC	($12,857,000)
	Piper Jaffray & Co.	($12,857,000)
	Wedbush Morgan Securities Inc.	($12,857,000)

It is expected that delivery of the bonds will be made against payment therefor on or about November 25, 2008, which will be the fifth business day following the date of the pricing of the bonds. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.